Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

<u>By Electronic Mail</u>

August 2, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 1, 2018 The Nasdaq Stock Market (the "Exchange") received from Forum Merger II Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common
Stock, and one Warrant

Class A Common Stock, par value $0.0001 per share

Warrants, each warrant exercisable for one share of
Class A Common Stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery